(K)(2)(i)

AMENDED SCHEDULE A

with respect to the

THIRD AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

VOYA CREDIT INCOME FUND (formerly, Voya Senior Income Fund)

CLASS C SHARES
Maximum Combined Service and
Fund	Distribution Fees
(as a percentage of average daily net assets)
Voya Credit Income Fund	0.75%

(formerly, Voya Senior Income Fund)

Date last updated: October 13, 2022